UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-37489

Equitable Financial Corp.

(Exact name of registrant as specified in its charter)

113 North Locust Street, Grand Island, Nebraska 68801; (308) 382-3136

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an “X” in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒ (1)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

(1)

Equitable Financial Corp. is suspending its reporting obligations under Securities Exchange Act Section 15(d) pursuant to no-action letters granted by the Commission (e.g., Greer Bancshares, Incorporated; March 4, 2015; Madison Bancorp, Inc.; May 27, 2014).

Approximate number of holders of record as of the certification or notice date:  275

Pursuant to the requirements of the Securities Exchange Act of 1934, Equitable Financial Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2018	By:	/s/ Thomas E. Gdowski
Thomas E. Gdowski
President and Chief Executive Officer